UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated April 24, 2008 of Diana Shipping Inc. (the “Company”) announcing that it has scheduled its earnings and dividends declaration for the first quarter of 2008, adopted a dividend reinvestment and direct stock purchase plan, adopted a sales agency financing agreement (attached here as Exhibit 2) and appointed a new transfer agent.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES SCHEDULE FOR FIRST QUARTER EARNINGS RELEASE AND DIVIDEND DECLARATION

COMPANY ALSO ANNOUNCES ADOPTION OF A DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN AND ADOPTION OF A SALES AGENCY FINANCING AGREEMENT, AND APPOINTMENT OF NEW TRANSFER AGENT

ATHENS, GREECE April 24, 2008 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has adopted a dividend reinvestment and direct stock purchase plan, adopted a sales agency financing agreement, changed its transfer agent, and has scheduled its earnings release and dividend declaration for the first quarter of 2008.

Release of 2008 First Quarter Financial Results and
Dividend Declaration Scheduled for May 14, 2008

The Company announced today that its financial results for the first quarter of 2008, which ended March 31, 2008, are scheduled to be released before the opening of the U.S. financial markets on Wednesday, May 14, 2008.

The declaration of the Company’s cash dividend for the first quarter of 2008 ended March 31, 2008 will also be announced at that time.

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Daylight Time) on Wednesday, May 14, 2008.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under “Events”.  The conference call also may be accessed by telephone by dialing 1-800-762-9441 (for U.S.-based callers) or 1-480-629-9041 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net.  A telephone replay will be available by dialing 1-800-406-7325 (for U.S.-based callers) or 1-303-590-3030 (for international callers); callers must use the PIN number 3866085.

Dividend Reinvestment and Direct Stock Purchase Plan

The Company has filed a registration statement on Form F-3 and prospectus relating to a Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”), which will permit the Company’s shareholders to reinvest cash dividends in additional common shares of the Company and will permit existing shareholders and others to purchase the Company's common shares.

Highlights of the Dividend Reinvestment and Direct Stock Purchase Plan:

•
Existing shareholders may purchase additional common shares of the Company by reinvesting all or a portion of the dividends paid on the Company’s common shares or by making optional cash investments of not less than $100 each, or up to a maximum of $10,000 per month.

•	New investors may make an initial investment in the Company’s common shares of not less than $250 and up to a maximum of $10,000.

•	Participants in the Plan may authorize electronic deductions from their bank account for optional cash investments.

For further information about the Dividend Reinvestment and Direct Stock Purchase Plan, please read our prospectus relating to the Plan that has been filed with the U.S. Securities and Exchange Commission.

The offering is being made only by means of a prospectus.  A prospectus related to the offering has been filed with the Securities and Exchange Commission as part of the registration statement filed on Form F-3 on April 23, 2008.  Mellon Bank, N.A will be the Plan Administrator, and copies of the prospectus may be obtained from Mellon Bank, N.A. at BNY Mellon Shareowner Services, c/o Mellon Investor Services, P.O. Box 358035, Pittsburgh, PA 15252-8035, telephone: (877) 277-2090 if you are in the United States or Canada, (201) 680-6578 if you are outside the United States or Canada, or (800) 231-5469 for the hearing impaired (TDD).

Sales Agency Financing Agreement

The Company and certain selling shareholders have entered into a Sales Agency Financing Agreement (the “SAF Agreement”) with BNY Capital Markets Inc., or BNYCMI.  The SAF Agreement and a prospectus supplement describing the SAF Agreement has been filed with the Securities and Exchange Commission on April 23, 2008.  Common shares that may be sold under this SAF Agreement have previously been registered on a shelf registration statement on Form F-3 that was declared effective on June 15, 2007.  As described in the prospectus supplement, under the SAF Agreement the Company may offer and sell up to an aggregate of $200 million of its common shares from time to time and the selling shareholders named in the prospectus supplement may offer and sell up to an aggregate of 2.5 million of their common shares of the Company.  The common shares sold under the SAF Agreement will be offered at market prices prevailing at the time of sale.  For further information, please read the prospectus supplement relating to the SAF Agreement that has been filed with the U.S. Securities and Exchange Commission.

Mellon Investor Services LLC is Our New Transfer Agent

As of March 24, 2008, Mellon Investor Services LLC is the Company’s transfer agent.  You may learn more about our transfer agent by visiting their website at http://www.mellon.com.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Attached is Exhibit 2.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: April 24, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 876960